Form 10KSB, Exhibit 13
period 1996-12-31
CARACO PHARMACEUTICAL LABORATORIES LTD
filed 1997-03-31
CIK 887708

                                                                   EXHIBIT 13


                    CARACO PHARMACEUTICAL LABORATORIES, LTD.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Management's Discussion and Analysis of Operations is designed to provide shareholders with a comprehensive overview of the results from operations and financial position that could not otherwise be obtained from an examination of the financial statements alone. This discussion should be read in conjunction with the financial statements and related footnotes.

General

     Due to intense competition there is a price and profit margin erosion trend currently being experienced in the generic drug industry in the United States. This competition affects the pricing and profit margins on new product introductions and on current products. A greater number of generic manufacturers entering the market upon patent expiration of a drug limits the duration of potential higher profit margins on new product introductions.

     Net sales for the years ended December 31, 1996 and 1995 were $1,273,903 and $4,048,096, respectively. The 1996 decrease of 69% in sales is directly attributable to market conditions including negative press reports on calcium channel blockers which lowered the demand for Nifedipine and forced the Corporation to lower the price of Nifedipine, to remain competitive. This significantly lowered Nifedipine sales revenue in 1996. It is anticipated that the current depressed level of sales will continue for the indefinite future.

     The Corporation also anticipates increased sales volume from three (3) ANDAs currently in various stages of the FDA approval process. The first of these ANDAs is expected to contribute sales in the second quarter of 1997. The Corporation continues to search for strategic alternatives to improve its financial condition and product line.

COST OF SALES

     Cost of sales for the years ended December 31, 1996 and 1995 were $1,642,237 or 128.9% of sales and $3,063,648 or 75.7% of sales, respectively. The increased percentage in cost of sales was a direct result of significantly lower sales and manufacturing volumes due to the Corporation's inability to purchase raw materials and bulk product from its suppliers leaving the Corporation unable to maintain adequate levels of
customer service.   As a result, sales were not adequate to absorb the
Corporation's fixed production costs.

GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses for the years ended December 31, 1996 and 1995 were $1,915,908 and $2,167,311, respectively. The decrease of 12% in 1996 is directly related to the Corporation's cost containment program implemented in 1995 in response to the Corporation's losses and industry trends. The Corporation continues to implement measures to further reduce costs and improve operating efficiencies. In addition a wage and hiring freeze was continued during the current year which resulted in a 28% reduction in the Corporation's employees.

RESEARCH AND DEVELOPMENT

     Product development expenses for the years ended December 31, 1996 and 1995 were $2,222,220 and $2,236,414, respectively, demonstrating Caraco's continued commitment to new product development as a means to increase and diversify its product offering despite the Corporation's current financial condition. The Corporation plans to continue to expand product development activities as its resources permit as it believes such efforts are vital to expanding the Corporation's product line and generating future products. In late 1996, the Corporation was notified of an ANDA approval for a product submitted to the FDA. This product is now in the early stages of market development. While there can be no guarantee the Corporation anticipates FDA approval of an additional two products in 1997.

RESULTS OF OPERATIONS

     Operating losses for the years ended December 31, 1996 and 1995 were $4,506,464 and $3,419,277, respectively. The increase in operating loss is directly related to the significant decrease in net sales which were inadequate to absorb the fixed costs of the Corporation's operational expenses.

     A number of uncertainties exist that may influence the Corporation's future operating results, including general economic conditions, changes in conditions affecting the pharmaceutical industry primarily related to generic drug competition, the Corporation's success in developing and market acceptance of new products, manufacturing performance, availability and price fluctuations of raw materials, FDA regulations and other factors.

NET INTEREST EXPENSE

     Interest expense, which is incurred primarily in connection with the Corporation's mortgage obligation to the Economic Development Corporation of Detroit, was $680,767 and $715,193 for the years ended December 31, 1996 and 1995, respectively. The decrease in interest expense in 1996 relates to a shorter holding period in 1996 than in 1995 of short term loans used to finance the Corporation's short term cash needs.

OTHER INCOME/EXPENSE

     Net other income/expense for years ended December 31, 1996 and 1995 were a loss of $317,974 and income of $35,451, respectively. The net expense reported in 1996 was a result of the Corporation's disposal and write down of certain equipment totaling $111,183, and the recognition of a $194,750 loss due to the decline in value of the marketable securities owned by the Corporation. The gain in 1995 was a result of the sale of an obsolete tablet press.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996 the Corporation's working capital deficit was $11,530,591 compared with a working capital deficit of $399,160 at December 31, 1995. The decrease in working capital in 1996 is directly attributable to the Corporation's continued losses from operations and the reclassification of the entire EDC Loan as current during 1996 as a result of default. See Note 4 of Notes to Financial Statements for the scheduled principal amounts due under the EDC Loan.

     Management estimates that, at its currently planned and anticipated level of operations, the Corporation will experience continued operating losses in 1997, and accordingly, will require approximately $7,500,000 of additional funds to execute its business expansion plan on a going forward basis and fund continuing operations.

     The Corporation has no material commitments for capital expenditures.

     The Corporation is currently in default on its Loan from the EDC, which includes principal in arrearage, interest, and personal and real property taxes. The Corporation is negotiating with the EDC to modify the terms of the Loan and bring it current. See Item 1 Current Status of Corporation.

     On July 11, 1996 the Corporation and an Indian specialty company, Sun Pharmaceutical Industries Ltd. ("Sun Pharma") announced that they had signed two non-binding letters of intent pursuant to which Sun Pharma would make an initial investment in Caraco common stock and sell it certain rights for a number of generic pharmaceutical products. As revised in the most recent proposal, it is contemplated that (a) Sun Pharma will invest $7,500,000 to be received by the Corporation over a period of one year in four installments, (b) the number of products to be sold to the Corporation by Sun Pharma is 25 over a period of five years in exchange for 544,000 shares of Caraco common stock to be issued for each product and (c) two current Caraco shareholder directors will each contribute to the Corporation up to $500,000 in cash or common stock of Caraco, not to exceed 250,000 shares. The price will be determined at the midpoint of the bid and ask price at the closing on the day of contribution. This transaction is subject to certain conditions, including completion of Sun Pharma's due diligence, clearance of various agencies in the Indian government, approval of any EDC modification of debt to the Corporation, and negotiation and execution of definitive documents. Negotiations are ongoing at this time.

     As of December 31, 1996 net operating loss carryforwards of approximately 21,000,000 are available to offset future federal taxable income, if any, through 2011. The Corporation's ability to utilize the NOL carryforwards may be limited due to an ownership change.

     If the completion of the agreement with Sun Pharma does not occur and the Corporation does not receive the anticipated equity capital, it is expected that the Corporation would immediately commence bankruptcy proceedings pursuant to Chapter 7 of the Federal Bankruptcy Code of 1978, as amended.

     There is no assurance that the foregoing funds will be made available to the Corporation timely or on financially satisfactory terms; or that any of the Corporation's ANDAs will be approved by the FDA within time parameters anticipated by management or at all, or that the Corporation will be able to manufacture in commercial quantities and sell profitably any product resulting from FDA approval of an ANDA filed by the Corporation. To the extent that capital requirements should exceed available capital, the Corporation will be required to reduce its research and development activity, reduce personnel and delay capital expenditures while continuing to seek alternative sources of financing for its business. There is no assurance that alternative sources of financing will be available.

               [CARACO PHARMACEUTICAL LABORATORIES, LTD. LOGO]


                            FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED
                         DECEMBER 31, 1996 AND 1995

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                               TABLE OF CONTENTS





                                                          Page
                                                          ----
INDEPENDENT AUDITORS' REPORT ............................    1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1996 AND 1995

 Balance Sheet ..........................................    2

 Statements of Operations ...............................    3

 Statements of Stockholders' Deficit ....................    4

 Statements of Cash Flows ...............................    5

 Notes to Financial Statements ..........................  6 - 18



                          INDEPENDENT AUDITORS' REPORT



Stockholders and Board of Directors
CARACO PHARMACEUTICAL LABORATORIES, LTD.
Detroit, Michigan


We have audited the accompanying balance sheet of Caraco Pharmaceutical Laboratories, Ltd. (a Michigan corporation) as of December 31, 1996, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caraco Pharmaceutical Laboratories, Ltd. as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. As described in Note 1 to the financial statements, conditions exist that raise substantial doubt about the Corporation's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                       REHMANN ROBSON


Farmington Hills, Michigan
March 27, 1997

                  CARACO PHARMACEUTICAL LABORATORIES, LTD.

                                BALANCE SHEET

                              DECEMBER 31, 1996




                          ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                     $     15,421
  Accounts receivable, net of allowances of $57,247 (Note 3)          97,341
  Inventory (Note 1)                                                 290,265
  Prepaid expenses and deposits                                      203,617
                                                                ------------

TOTAL CURRENT ASSETS                                                 606,644
                                                                ------------

PROPERTY, PLANT AND EQUIPMENT - AT COST (NOTE 4)
  Land                                                               197,305
  Buildings and improvements                                       6,682,725
  Equipment                                                        3,570,884
  Furniture and fixtures                                             156,908
                                                                ------------

  Total                                                           10,607,822
  Less accumulated depreciation                                    2,257,640
                                                                ------------

NET PROPERTY, PLANT AND EQUIPMENT                                  8,350,182
                                                                ------------

MARKETABLE SECURITIES (NOTE 6)                                        82,000
                                                                ------------


TOTAL ASSETS                                                    $  9,038,826
                                                                ============






See accompanying notes.

-----------------------------------------------------------------------------

           LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
  Accounts payable                                             $  1,561,760
  Short-term demand notes (Note 4)                                  955,000
  Current portion of long-term debt (Note 4)                      8,880,000
  Accrued expenses:
    Interest                                                        560,657
    Other                                                           179,818
                                                               -------------
TOTAL CURRENT LIABILITIES                                        12,137,235
                                                               -------------

COMMITMENTS AND CONTINGENCIES (NOTES 4, 7 AND 8)


STOCKHOLDERS' DEFICIT (NOTE 6)
  Preferred stock, no par value, authorized 5,000,000 shares;
   issued and outstanding, 285,714 Series A shares                1,000,000
  Common stock, no par value, authorized 20,000,000 shares;
   issued and outstanding, 7,842,106 shares                      19,646,974
  Stock subscription receivable                                     (14,087)
  Accumulated deficit                                           (23,731,296)
                                                               -------------

TOTAL STOCKHOLDERS' DEFICIT                                      (3,098,409)
                                                               -------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    $  9,308,826
                                                               =============

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                            STATEMENTS OF OPERATIONS




                                                YEAR ENDED DECEMBER 31,
                                              ----------------------------
                                                1 9 9 6         1 9 9 5
                                              -----------      -----------
Net sales                                     $ 1,273,903      $ 4,048,096
Cost of goods sold                              1,642,237        3,063,648
                                              -----------      -----------
GROSS MARGIN (DIFFERENTIAL)                      (368,334)         984,448
Selling, general and administrative expenses    1,915,910        2,167,311

Research and development costs                  2,222,220        2,236,414
                                              -----------      -----------
OPERATING LOSS                                 (4,506,464)      (3,419,277)
                                              -----------      -----------
OTHER INCOME (EXPENSE)
  Interest income                                   6,272            5,637
  Interest expense                                680,767         (715,193)
  Writedown of marketable securities (Note 6)    (194,750)               -
  (Loss on disposal) gain on sale of equipment   (111,183)          84,304
  Other expense                                   (12,040)         (48,853)
                                              -----------      -----------
OTHER EXPENSE - NET                              (992,468)        (674,105)
                                              -----------      -----------
NET LOSS                                      $(5,498,932)     $(4,093,382)
                                              ===========      ===========
Net loss per common share                          ($0.73)          ($0.65)
Weight average number of common               ===========      ===========
 shares outstanding                             7,551,044        6,272,923
                                              ===========      ===========


See accompanying notes.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT







                                        PREFERRED STOCK          COMMON STOCK
                                        ----------------    ----------------------    SUBSCRIPTION   ACCUMULATED
                                        SHARES    AMOUNT      SHARES      AMOUNT       RECEIVABLE      DEFICIT
                                        ------  ----------  ---------  -----------    -------------   -----------
Balance at
  January 1, 1995                      285,714  $1,000,000  5,046,420  $13,379,338    $     --       $(14,138,982)
Issuance of common stock
  (Note 6)                                  --          --  1,809,387    4,110,063     (14,087)                --
Contribution of administrative
expenses by former Chairman
  Emeritus (Note 8)                         --          --         --       56,000          --                 --
Net loss                                    --          --         --           --          --         (4,093,382)
Unrealized loss on
  marketable securities                     --          --         --           --          --                 --
                                       -------  ----------  ---------  -----------    --------       ------------

Balance at
  December 31, 1995                    285,714   1,000,000  6,855,807   17,545,401     (14,087)       (18,232,364)

Issuance of common stock
  (Note 6)                                  --          --    986,299    2,101,573          --                 --
Writedown of marketable
securities for decline in value
considered to be other than
  temporary (Note 6)                        --          --         --           --          --                 --
Net loss                                    --          --         --           --          --         (5,498,932)
                                       -------  ----------  ---------  -----------    --------       ------------

Balance at
  December 31, 1996                    285,714  $1,000,000  7,842,106  $19,646,974    $(14,087)      $(23,731,296)
                                       =======  ==========  =========  ===========    ========       ============

                                          UNREALIZED
                                           LOSS ON
                                          MARKETABLE
                                          SECURITIES     TOTAL
                                          ----------  -----------
Balance at
  January 1, 1995                         $      --   $   240,356
Issuance of common stock
  (Note 6)                                       --     4,095,976
Contribution of administrative
expenses by former Chairman
  Emeritus (Note 8)                              --        56,000
Net loss                                         --    (4,093,382)
Unrealized loss on
  marketable securities                    (160,924)     (160,924)
                                          ---------   -----------
Balance at
  December 31, 1995                        (160,924)      138,026

Issuance of common stock
  (Note 6)                                       --     2,101,573
Writedown of marketable
securities for decline in value
considered to be other than
  temporary (Note 6)                        160,924       160,924
Net loss                                         --    (5,498,932)
                                          ---------   -----------

Balance at
  December 31, 1996                       $      --   $(3,098,409)
                                          =========   ===========









See accompanying notes.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                            STATEMENTS OF CASH FLOWS


                                                         Year Ended December 31,
                                                        -------------------------
                                                          1 9 9 6       1 9 9 5
                                                        -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                              $(5,498,932)  $(4,093,382)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
   Depreciation                                             532,775       514,698
   Loss on disposal (gain on sale) of equipment             111,183       (84,283)
   Expenses paid by former Chairman Emeritus                      -        56,000
   Writedown of marketable securities                       194,750             -
   Realized loss on sale of marketable securities             8,302             -

   Changes in operating assets and liabilities
     which provided (used) cash:
     Accounts receivable                                    315,850        (3,230)
     Inventories                                             89,095        62,492
     Prepaid expenses and deposits                          (41,974)       (7,759)
     Accounts payable                                       572,366           432
     Accrued expenses                                       524,695       (75,861)
                                                        -----------   -----------
NET CASH USED IN OPERATING ACTIVITIES                    (3,191,890)   (3,630,893)
                                                        -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                (61,526)     (159,430)
  Proceeds from sale of equipment                                 -       195,000
                                                        -----------   -----------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES         (61,526)       35,570
                                                        -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                  2,101,573     3,060,313
  Net short-term borrowings                                 955,000       300,000

  Repayments of long-term debt                             (120,000)            -
                                                        -----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                 2,936,573     3,360,313
                                                        -----------   -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                  (316,843)     (235,010)
Cash and cash equivalents, beginning of year                332,264       567,274
                                                        -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $    15,421   $   332,264
                                                        ===========   ===========
Supplemental disclosures of cash flows information:
  Cash paid for interest                                $   164,241   $   944,186
                                                        ===========   ===========


See accompanying notes.

                   CARACO PHARMACEUTICAL LABORATORIES, LTD.

                        NOTES TO FINANCIAL STATEMENTS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Basis of Presentation

     Caraco Pharmaceutical Laboratories, Ltd. ("Caraco" or the "Corporation") was incorporated on February 22, 1984, and has generated limited revenue from planned principal operations. The Corporation, since inception, has primarily been involved in planning, obtaining financing, constructing a permanent facility, acquiring and validating production equipment, hiring and training employees and beginning the development of product lines. The Corporation was established to develop, manufacture and market generic prescription and over-the-counter pharmaceuticals in the United States. The process of developing a line of proprietary drugs requires approvals by the Food and Drug Administration (FDA) of Abbreviated New Drug Applications
     (ANDA). While ANDA build-ups have proceeded, the Corporation has generated limited sales revenue through December 31, 1996 primarily from the acquisition from others of bulk products repackaged by the Corporation and distributed under its own label principally to the wholesale market including the generic cardiovascular product Nifedipine, which has accounted for over 90% of sales volume from inception through 1995 and approximately 60% in 1996.

     The Corporation is subject to certain risks associated with companies in the pharmaceutical industry. Profitable operations are dependent on the Corporation's ability to market its products at reasonable profit margins. In addition to achieving profitable operations, the future success of the Corporation will depend, in part, on its continuing ability to attract and retain key employees, obtain timely approvals of its Abbreviated New Drug Applications (ANDA), develop new products and raise in the near term the necessary equity capital to keep the Corporation in business.

     Prior to 1996, the Corporation was considered a development stage enterprise for financial reporting purposes. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Going Concern

       The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (CONTINUED)

     The Corporation has not currently achieved sales necessary to support operations. The Corporation has, as of December 31, 1996, a stockholders' deficit of $3,098,409 and a working capital deficit of $11,530,591. Realization of a major portion of the assets is dependent upon the Corporation's ability to meet its future financing requirements and the success of future operations, the outcome of which cannot be determined at this time. These and other factors, including being in default of the debt agreement with the Economic Development Corporation (EDC) of the City of Detroit in 1996 as described in Note 4, raise substantial doubt about the Corporation's ability to continue as a going concern in the absence of sufficient additional funds and the achievement of profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might be necessary should the Corporation be unable to continue as a going concern.

     Management's plans with regard to these matters include:

     - An attempt to raise up to $7,500,000 in gross proceeds from the sale of its common stock (see below). If the Corporation is unable to raise approximately $7,500,000 it may have an adverse effect on the Corporation's ability to execute its business plan through 1997. There can be no assurance that adequate capital can be obtained.

     - Continued development of strategic alliances with other drug manufacturers whereby the Corporation will, subject to approval of ANDAs, manufacture on behalf of the participating entity for a fee (cash or common shares - see below) or, manufacture on its own behalf and pay the participating entity a royalty based on sales.


     On July 11, 1996, the Corporation and an Indian specialty pharmaceutical company, Sun Pharmaceutical Industries Ltd. ("Sun Pharma") announced that they had signed two non-binding letters of intent pursuant to which Sun Pharma would make an initial investment in Caraco common stock and sell it certain rights for a number of generic pharmaceuticals products. As revised in the most recent proposal, it is contemplated that a) in exchange for 5,300,000 shares of Caraco common stock Sun Pharma will invest $7,500,000 to be received by the Corporation over a period of one year in four installments, b) the number of products to be sold to the Corporation by Sun Pharma is 25 over a period of five years in exchange for 544,000 shares of Caraco common stock to be issued for each product and c) two current Caraco shareholder directors will each contribute to the Corporation the equivalent of up to $500,000 in cash or in shares of Caraco common stock, not to exceed 250,000 shares each. Consummation of this transaction is subject to certain conditions, including completion of Sun Pharma's due diligence, clearance from various agencies in the Indian government, approval of any EDC modification of debt to Caraco, and negotiation and execution of definitive documents. Negotiations are continuing at this time.

     If the completion of the agreement with Sun Pharma does not occur and the Corporation does not receive the anticipated equity capital, it is expected that the Corporation would immediately commence bankruptcy proceedings pursuant to Chapter 7 of the Federal Bankruptcy Code of 1978, as amended.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (CONTINUED)

     Cash Equivalents

     For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Revenue Recognition

     Revenue is recognized upon the shipment of product with allowances for returns and price adjustments in the normal course of business based primarily upon actual subsequent activity. Amounts billed by the Corporation, if any, in advance of performance in connection with contracts to render certain research and development services are deferred.

     Inventories

     Inventories are stated at the lower of cost determined by the first in, first-out method or market. The cost of finished goods includes materials and direct labor. Indirect manufacturing overhead costs have not been capitalized and inventoried due to the relatively low levels of production volume and plant capacity utilization to date.

     Inventories consist of the following amounts at December 31, 1996:

                Raw materials  ..........................       $242,409
                Finished goods ..........................         47,856
                                                                --------
                Total  ..................................       $290,265
                                                                ========

     The principal components used in the Corporation's business are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components are available only from sole source suppliers, most of whom must be FDA approved. Qualification of a new supplier could serve to delay the manufacture of the drug involved.

     In 1996 and 1995, the Corporation purchased approximately $334,000 and $1,503,000, respectively, of its raw materials in the form of bulk Nifedipine pursuant to a supply contract with one vendor.

     In 1996 and 1995, the Corporation purchased raw materials of approximately $211,000 and $19,000, respectively, from a business owned and controlled by a shareholder director of the Corporation. Included in accounts payable at December 31, 1996 is $188,525 due to this vendor.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (CONTINUED)

     Property, Plant and Equipment

     Depreciation is provided for in amounts sufficient to relate the cost of property, plant and equipment to operations over their estimated service lives using the straight-line method. Building and improvements are depreciated over 40 years. Management annually reviews these assets for impairment and reasonably believes the carrying value of these assets will be recovered through cash flow from operations assuming Caraco is able to obtain equity financing in amounts sufficient to allow the Corporation to carry out its business plan.

     Marketable Securities

     Marketable securities consisting of an investment in a publicly held company whose stock is traded in the over-the-counter market (Note 6), are classified as available-for-sale and are carried at approximate market value. Unrealized holding losses on this investment that are considered to be temporary are recognized as a separate component of stockholders' deficit. Declines in value that are considered to be other than temporary are recognized as losses in the period such determination is made. Realized gains or losses are determined using the specific identification method.

     Federal Income Taxes

     Deferred income tax assets and liabilities are determined based on the difference between the financial statement and federal income tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The principal difference between assets and liabilities for financial statement and tax return purposes is attributable to differing depreciation methods and the net operating losses.

     Loss Per Share

     Loss per share is computed using the weighted average number of common shares outstanding during each year.

     Research and Development Costs

     Research and development costs are charged to expense as incurred.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (CONTINUED)

     Financial Instruments

     The carrying values of cash equivalents, accounts receivable, and accounts payable approximate their values due to the short-term maturities of these financial instruments. The fair value of marketable securities is based upon quoted market prices.

     The Corporation does not believe it is practicable to estimate the fair value of its note payable to the Economic Development Corporation of the City of Detroit. Management believes the cost to do so would exceed the benefits, particularly since such information is not needed to manage the business. Further, management does not believe that comparable financing would currently be available on similar terms.

     Stock-Based Compensation

     On January 1, 1996, the Corporation adopted the disclosure aspects of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Corporation continues to apply Accounting Principles Board (APB) Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized in the financial statements for its outstanding stock options. Companies that do not adopt a fair value method contemplated in SFAS No. 123 are required to make pro-forma disclosures of net loss and loss per share as if they had adopted the fair value accounting method. The Corporation believes the pro-forma impact on net loss and loss per share is not significant and is antidilutive.


2.   SUPPLEMENTAL CASH FLOWS INFORMATION

     Non-cash Investing and Financing Activities

     During 1996, the Corporation converted shareholder notes and interest owed thereon totaling $250,000 into 111,111 shares of common stock.

     During 1995, the Corporation converted shareholder notes and interest owed thereon totaling $730,000 into 584,000 shares of common stock.

     During 1995, the Corporation recorded a contribution to capital of $56,000 in recognition of certain administrative costs paid directly on its behalf by its then Chairman Emeritus.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



3.   SALES AND ACCOUNTS RECEIVABLE

     The Corporation sells its products using customary trade terms; the resulting accounts receivable are unsecured. Accounts receivable and related allowances, as of December 31, 1996, are summarized as follows:


          Accounts receivable                           $154,588
                                                        --------
          Allowances:
          Doubtful accounts                                7,247
          Sales returns and allowances                    20,000
          Price adjustments                               30,000
                                                        --------
          Total allowances                                57,247
                                                        --------
          Accounts receivable, net of allowances        $ 97,341
                                                        ========

     Net sales in 1996 and 1995 included $185,528 and $273,995, respectively, related to contracted research and development activities.


4.   DEBT INCLUDING RELATED PARTIES

     Short-Term Notes Payable

     On August 21, 1996, the Corporation borrowed $300,000 from three (3) shareholder directors of the Corporation.

     On October 18, 1996, the Corporation borrowed $300,000 from one (1) shareholder director of the Corporation.

     On November 15, 1996, the Corporation borrowed $290,000 from three (3) shareholder directors of the Corporation.

     On December 19, 1996, the Corporation borrowed $65,000 from a sister of a shareholder director of the Corporation. This amount was repaid in January 1997 from proceeds of the Sun Pharma Global, Inc. debt (see below).

     The short-term notes payable accrue interest at 10% payable monthly, are secured by specific assets of the Corporation and are payable in cash, and are due on demand or on the one year anniversary of the closing date.

     These notes, except for the note dated December 19, 1996, are subordinated to the Sun Pharma Global, Inc. note of $350,000 and debt entered into by the Corporation subsequent to year end as stipulated in a Subordination Agreement". (see below).

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




4.   DEBT INCLUDING RELATED PARTIES (CONTINUED)

     On December 23, 1996, the Corporation entered into a Secured Promissory Note with Sun Pharma Global, Inc. ("Sun"), a wholly owned subsidiary of Sun Pharma, in order to borrow $350,000. Funds were not received until January 1997 and, as such, no liability has been recorded as of December 31, 1996.

     The note with Sun along with other Secured Promissory Notes with two shareholder directors dated January 30, 1997, February 3, 1997 and February 11, 1997 in the amounts of $100,000, $300,000 and $200,000, respectively, are subject to an Inter-Creditor Agreement. Among other things, the Inter-Creditor Agreement provides for an equal priority in collateral and principal payments based on each creditors' respective share of total debt.


     The Sun note and the notes entered into subsequent to December 31, 1996 all provide for the following terms and conditions:

     -  Interest at 10% per annum (default rate of 12%).
     - Principal outstanding hereunder, together with all accrued and unpaid interest thereon shall be due and payable on; a) the earlier of (i) March 27, 1997, (ii) the closing of a transaction pursuant to which Sun Pharma or an affiliate acquire 5.3 million shares of the Common Stock of Caraco (the "Proposed Transaction") or (iii) 20 days after delivery of a written notice by Sun Pharma to Caraco that Sun Pharma does not intend to proceed with and/or continue negotiations regarding the Proposed Transaction, unless such failure to proceed constitutes a breach of any legal obligation which Sun Pharma may hereafter incur in writing; or b) in any event, upon the occurrence of a default as defined.
     - The notes are secured by specific equipment which are not subject to any EDC liens or encumbrances.


     All principal and unpaid interest relative to the Sun debt is payable in cash or may, at the sole and exclusive discretion of Sun, be applied as part of the investment pursuant to any Proposed Transaction.

     The interest on the Secured Promissory Notes of the directors issued in 1997 is payable in cash or common stock of the Corporation at the sole discretion of the Corporation.

     Borrowed debt at December 31, 1996 also consists of a note payable to the Economic Development Corporation (EDC) of the City of Detroit to evidence an obligation to repay funds advanced to the Corporation pursuant to a Development and Loan Agreement (the "Agreement") dated August 10, 1990 as amended. The note is collateralized by a first mortgage, effectively, on all of the Corporation's property and equipment purchased pursuant to the Agreement and repayment is personally guaranteed by the Corporation's founder and former Chairman Emeritus and his spouse.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



4.   DEBT INCLUDING RELATED PARTIES (CONTINUED)

     Effective April 2, 1993, the Corporation and the EDC of the City of Detroit amended the Agreement discussed above. The amendments included:


     - A reduction in the stipulated interest rate from the inception of the loan through April 2, 1993 from 10% to 8 1/2%. Furthermore, beginning April 2, 1993 through maturity, the rate was changed to 9 1/2% (prior to further amendments, as described below).

     - An increase in the City of Detroit's subordinate position in the Corporation's operating facility from $1,000,000 to $3,000,000.


     Effective March 1, 1994, the Agreement was modified to extend the maturity date and provide for monthly payments of interest only through December of 1995 and from January 1996 through June 2002 monthly payments of principal and interest at which point a balloon payment of $5,579,000 is due. The required monthly interest only payments discussed above were approximately $55,000 through December 1, 1995. Effective January 1, 1996, monthly principal and interest payments approximate $95,000 until decreasing to approximately $89,000 in 2002. The interest rate, as modified, ranges from approximately 5.0% - 6.5% throughout the term of the Agreement. In addition, effective February 28, 1995 a further amendment was made to release from encumbrance certain assets not purchased with original EDC funds.

     The Agreement also contains certain operating covenants which limit certain activities of the Corporation, consisting primarily of a restriction on the sale or disposal of the Corporation's operating facility. In addition, the Corporation may be subject to contingent interest payments equal to 10% of the net proceeds from any sale or disposition of any collateralized property purchased with "Section 108 Funds", as defined.

     Scheduled aggregate principal maturities of this note are summarized as follows:


<Caption.
                Year ending
                December 31,                       Amount
                ------------                    -----------
                  1997  ......................  $   836,250
                  1998  ......................      505,417
                  1999  ......................      532,500
                  2000  ......................      562,500
                  2001  ......................      594,583
                  Thereafter .................    5,848,750
                                                -----------
                  Total ......................  $ 8,880,000
                                                ===========

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




4.   DEBT INCLUDING RELATED PARTIES (CONTINUED)

     The Corporation is currently in default on the EDC debt and is negotiating with the EDC to further modify the terms of the loan.

     On November 1, 1996, the EDC made a proposal to defer payments on the loan for the period March 1996 through January 1999 subject to the completion of the Sun Pharma agreement. The deferral was designed to aid the Corporation and Sun Pharma in achieving adequate cash flow during the next few years to assure Caraco's ability to both fund its current operations and continue its new product ANDA approval process. Monthly payments were to resume in February 1999 or sooner should the Corporation reach profitability levels of $750,000 in any quarter through March 31, 1998 and a level of $500,000 in the quarters ended June 30, 1998 and September 30, 1998. When payments are resumed they would include a portion of the deferral which would be apportioned over the remaining term of the loan.

     As a condition of the deferral, the EDC would then have additional security on all the Corporation's existing equipment and the Corporation would be required to comply with several additional financial and operating covenants which include maintaining a tangible net worth of not less than $1,000,000 (excluding debt subordinated to the EDC), limiting capital expenditures to under $2,000,000 and abstaining from share redemption during the payment deferral period.

     The EDC's proposal to the Corporation terminated on March 17, 1997 and was subject to certain conditions that the Corporation has not met; as such, the EDC obligation is classified as current on the accompanying balance sheet. The Corporation is continuing to negotiate with the EDC. If no agreement is reached, the EDC may initiate foreclosure proceedings on the collateral.


5.   INCOME TAXES

     At December 31, 1996 a deferred income tax asset and related valuation allowance, attributable primarily to the net operating loss carryforward (calculated using a 34% tax rate) of approximately $7,100,000 has been established. Changes in the valuation allowance were approximately $1,800,000 and $1,400,000 in 1996 and 1995, respectively

     At December 31, 1996, net operating loss carryforwards of approximately $21,000,000 are available to offset future federal taxable income, if any, through 2011.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




6.   STOCKHOLDERS' DEFICIT

     Common Stock Issuances

     On February 23, 1995, the Corporation sold 454,918 shares of its common stock at $3.00 per share, netting approximately $1,320,000. This amount includes 101,250 shares which were issued to a current shareholder (now a director) of the Corporation in exchange for 45,000 unregistered common shares held by the individual in an enterprise whose stock is traded over-the-counter. As of December 31, 1996 the Corporation had received 42,913 of such shares; the value measured on February 23, 1995 of the remaining 2,087 shares is presented as a subscription receivable on the accompanying balance sheet. As of December 31, 1995, the value of the 42,913 shares of stock received by the Corporation had decreased by $160,924 which was reflected on the December 31, 1995 balance sheet as an unrealized loss on available-for-sale marketable securities. As of December 31, 1996, the value of the 42,913 shares had decreased by $194,750. At that date, the decline is considered to be other than temporary and accordingly, the Corporation recognized a loss.

     On June 30, 1995, the Corporation sold 1,208,000 shares of its common stock at $1.25 per share, netting approximately $1,470,000. Of the total shares issued, 400,000 shares were beneficially owned by the former Chairman Emeritus and had been held in escrow since completion of the initial public offering. This issuance also includes 584,000 shares which were issued in consideration of cancellation of Corporation indebtedness of $730,000, resulting in the receipt of net cash proceeds of $780,000.

     On October 31, 1995, the Corporation completed a private placement of 533,000 shares of the Corporation's common stock at $2.50 per share that netted the Corporation approximately $1,276,000 in cash proceeds.

     On March 31, 1996, the Corporation converted a $250,000 shareholder loan into 111,111 shares of its common stock at $2.25 per share.

     In connection with a private placement offering that was completed effective March 31, 1996, the Corporation sold 572,444 shares of common stock at $2.25 per share, netting approximately $1,288,000.

     On May 13, 1996, the Corporation sold privately 44,444 shares of common stock at $2.25 per share, netting $100,000.

     On May 31, 1996, the Corporation sold privately 250,000 shares of common stock at $2.00 per share, netting $500,000.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




6.   STOCKHOLDERS' DEFICIT (CONTINUED)

     The Corporation's common stock and warrants are quoted on the OTC Bulletin Board following a delisting of its securities from the NASDAQ Small Cap Market in July 1996 for not maintaining minimum capital and surplus requirements of $1 million. The Corporation intends to raise additional capital and seek reinstatement on NASDAQ.

     Preferred Stock

     The Corporation has authorized 5,000,000 shares of preferred stock which are issuable in series with the terms and amounts set at the Board of Directors discretion.

     Each share of preferred stock is nonvoting and is convertible into one share of common stock through January 1, 2004. The preferred shares require dividends of $.21 per share on a cumulative basis commencing in 1997.

     Incentive Stock Option Plan

     Pursuant to the terms of an incentive stock option plan established in April 1993 and subsequently amended in 1995, the Corporation may grant options for the purchase of up to 450,000 shares of common stock. Options granted are exercisable ratably over five years on a cumulative basis. Activity with respect to these options is summarized as follows:


                                               NUMBER OF
                                                SHARES     OPTION PRICE
                                               ---------   ------------
      Balance January 1, 1995                  $290,000   $3.50 - $6.125
        Options granted                          75,493   $1.63 - $5.00
        Options exercised                             -
        Options terminated or expired                 -
                                              ---------
    Balance December 31, 1995                   365,493   $1.63 - $6.125
        Options granted                          12,000   $1.56 - $2.50
        Options exercised                             -
        Options terminated or expired           (53,408)  $1.63 - $5.50
                                              ---------
    Balance December 31, 1996                 $ 324,085
                                              =========

     During the years ended December 31, 1996 and 1995, options for the purchase of 62,417 shares and 58,000 shares, respectively, became exercisable. None were exercised.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




6.   STOCKHOLDERS' DEFICIT (CONTINUED)

     Other Common Stock Option Arrangements

     Pursuant to a strategic alliance formalized by an agreement for the acquisition of certain technology with a third-party pharmaceutical company ("Hexal"), the Corporation granted to Hexal (i) a "sign-up" option to purchase 100,000 shares of the Corporation's common stock at a price of $3.50 per share and (ii) a "product" option to purchase a presently indeterminable number of common shares at an exercise price equivalent to their fair value, as defined, upon the filing of an ANDA related to a certain generic drug. Such options may be exercised and payment for shares may be made only out of royalties payable by the Corporation to Hexal for sales, if any, of the related product.

     Other Common Stock Purchase Warrant and Option Agreements

     As of December 31, 1996, warrant and option agreements totaling 2,861,089 shares of common stock are outstanding at exercise prices ranging from $1.31 to $18.20 per share or unit, exercisable at various dates through October 2006. No warrants or options under these agreements have been exercised.


7.   EMPLOYMENT AGREEMENTS

     During 1993 and 1994 the Corporation entered into employment agreements with certain officers. Annual commitments under these contracts approximate $493,000 through 1998.

     In the event of certain terminations of employment (as defined) the officers would be entitled to receive, among other things, their base salaries for periods ranging from twelve to eighteen months from the date of separation. In addition, in the event of a change in control or ownership (as defined) of the Corporation, the Corporation's President would be entitled to receive a lump sum severance payment equal to three years' base salary plus certain performance bonuses.


8.   OTHER MATTERS

     During the year ended December 31, 1994, the Corporation determined that approximately $514,000 of Corporation funds had been misappropriated by the Corporation's former controller, a son of the Corporation's former Chairman Emeritus. The misappropriations occurred during the period from January through June of 1994. The Corporation's former Chairman Emeritus reimbursed the Corporation the $514,000. In connection with this matter, approximately $56,000 in certain legal and other expenses incurred by the Corporation in conducting an investigation into this matter were paid directly by the former Chairman Emeritus from his personal funds. These expenses have been recognized in the accompanying 1995 statement of operations with a corresponding credit to common stock.

                    CARACO PHARMACEUTICAL LABORATORIES, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995





8.   OTHER MATTERS (CONTINUED)

     The Corporation has made filings about this matter with the Securities and Exchange Commission (SEC). The SEC is currently conducting an investigation into the matter. On November 1, 1996, the Corporation, through its legal counsel, was notified by the SEC that its Enforcement Division has tentatively decided not to recommend that the Commission authorize an enforcement action against the Corporation. The SEC further advised that it nevertheless was possible that an action against the Corporation may ultimately result from the investigation. The SEC's investigation had revealed that the defalcation which was reported October 18, 1994 had also occurred in 1993, as well as in the first half of 1994, and that the 1993 defalcation had totaled at least an additional $300,000. It is also possible that the Commission might institute an enforcement proceeding against one or more former employee(s) of the Corporation who are no longer associated with the Corporation.


9.   MAJOR CUSTOMERS

     Shipments to one wholesaler customer (Amerisource) accounted for approximately 20% and 23% of net sales in 1996 and 1995, respectively. Balances due from this customer represented approximately 22% of accounts receivable at December 31, 1996. Shipments to another wholesale customer (McKesson Drug) accounted for approximately 17% of net sales in 1996.


                                 * * * * * *